SEALSQ CORP

Avenue Louis-Casai 58

Contrin

Switzerland

1216

March 27, 2023

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.W.

Washington, D.C. 20549

Attention:	Mr. Patrick Fullem Mr. Evan Ewing Division of International Corporate Finance

Re:	SEALSQ Corp Registration Statement on Form F-1, as amended (Registration No. 333-269710)

Dear Mr. Fullem and Mr. Ewing:

SEALSQ Corp hereby requests that the effectiveness of the Registration Statement on Form F-1 (Registration No. 333-269710) be accelerated to 9:00 A.M. on Wednesday, March 29, 2023, or as soon thereafter as possible.

Please call us at 011-41-22-594-3000 or our outside legal counsel from Patterson Belknap Webb & Tyler LLP at 212-336-2301 if you have any questions.

Very truly yours,
SEALSQ Corp

By:	/s/ Carlos Moreira
Name: Carlos Moreira
Title: Chief Executive Officer

By:	/s/ Peter Ward
Name: Peter Ward
Title: Chief Financial Officer

cc: Herman H. Raspé, Esq. (Patterson Belknap Webb & Tyler LLP)